FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: __001-03559__

ATLANTIC CITY ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)
900 King Street
Wilmington, DE 19899
(202) 872-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Senior Notes
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)			Rule 12h-3(b)(1)(i)	
Rule 12g-4(a)(1)(ii)			Rule 12h-3(b)(1)(ii)	
Rule 12g-4(a)(2)(i)			Rule 12h-3(b)(2)(i)	
Rule 12g-4(a)(2)(ii)			Rule 12h-3(b)(2)(ii)	
			Rule 15d-6	**X**

Approximate number of holders of record as of the certification or notice record date: _____10_____

Pursuant to the requirements of the Securities Exchange Act of 1934, Potomac Electric Power Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: February 27, 2006   By: /s/ JOSEPH M. RIGBY
                                      Joseph M. Rigby
                                      Chief Financial Officer